Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of XPAC Acquisition Corp. on Amendment No. 2 to Form S-1 (File No. 333-256097) of our report dated April 8, 2021, except for Notes 2 and 7, as to which the date is May 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of XPAC Acquisition Corp. as of March 19, 2021 and for the period from March 11, 2021 (inception) through March 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

San Francisco, CA

July 27, 2021